**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**January 24, 2013**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**Digital River, Inc.**


**File No. 0-24643 - CF#28713**

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Digital River, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2012.

Based on representations by Digital River, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.1 | through March 1, 2014 |
| Exhibit 10.2 | through March 1, 2014 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Maryse Mills-Apenteng
Special Counsel